

February 1, 2023

Charles M. Fernandez
Chief Executive Officer
NextPlat Corp
3250 Mary St., Suite 410
Coconut Grove, FL 33133

> **Re: NextPlat Corp**
> **Registration Statement on Form S-3**
> **Filed January 26, 2023**
> **File No. 333-269422**

Dear Charles M. Fernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marc Rivera